Exhibit 99.1

Suncor Energy reports first quarter 2025 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s ownership of Fort Hills and interest in Syncrude.

Calgary, Alberta (May 6, 2025)

First Quarter Highlights

•	Generated over $3.0 billion in adjusted funds from operations and $1.9 billion in free funds flow.

•	Returned $1.5 billion to shareholders, with $750 million in share repurchases and $705 million in dividends.

•	Upstream production of 853,000 barrels per day (bbls/d), the highest first quarter in company history.

•	Refining throughput of 483,000 bbls/d, the highest first quarter in company history.

•	Refined product sales of 605,000 bbls/d, the highest first quarter in company history.

•	Exceptional asset utilization with upgraders at 102% and refineries at 104%.

“Our strong first quarter financial and operating performance maintained the momentum established in 2024, as we remain laser focused on continuing to deliver safe, reliable, and cost-effective operations. Our results demonstrate this commitment, as represented by record performance across both the upstream and downstream,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “Our focus on the fundamentals, integrated business model, and continually improving cost structure enable us to deliver free funds flow and shareholder value despite the current volatile business environment.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

First Quarter Results

Financial Highlights	Q1	Q4	Q1
($ millions, unless otherwise noted)	2025	2024	2024
Net earnings	1 689	818	1 610
Per common share(1) (dollars)	1.36	0.65	1.25
Adjusted operating earnings(2)	1 629	1 566	1 817
Per common share(1)(2) (dollars)	1.31	1.25	1.41
Adjusted funds from operations(2)	3 045	3 493	3 169
Per common share(1)(2) (dollars)	2.46	2.78	2.46
Cash flow provided by operating activities	2 156	5 083	2 787
Per common share(1) (dollars)	1.74	4.05	2.16
Capital and exploration expenditures(3)	1 087	1 498	1 237
Free funds flow(2)	1 900	1 923	1 858
Dividend per common share(1) (dollars)	0.57	0.57	0.55
Share repurchases per common share(4) (dollars)	0.61	0.80	0.23
Returns to shareholders(5)	1 455	1 713	995
Operating, selling and general (OS&G) expenses	3 297	3 411	3 440
Net debt(2)(6)	7 559	6 861	9 552

	Q1	Q4	Q1
Operating Highlights	2025	2024	2024
Total upstream production (mbbls/d)	853.2	875.0	835.3
Refinery utilization (%)	104	104	98

(1)	Presented on a basic per share basis.

(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.

(3)	Excludes capitalized interest.

(4)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.

(5)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.

(6)	Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q1	Q4	Q1
($ millions)	2025	2024	2024
Net earnings	1 689	818	1 610
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(14)	514	220
Unrealized gain on risk management activities	(60)	(16)	(2)
Loss on early repayment of long-term debt	—	144	—
Asset impairment and derecognition	—	212	—
Income tax expense (recovery) on adjusted operating earnings adjustments	14	(106)	(11)
Adjusted operating earnings	1 629	1 566	1 817

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non GAAP Financial Measures section of this news release.

•	Suncor’s adjusted operating earnings were $1.629 billion ($1.31 per common share) in the first quarter of 2025, compared to $1.817 billion ($1.41 per common share) in the prior year quarter, with the decrease primarily as a result of lower upstream sales volumes due to a build in inventory as production remained strong in the quarter, partially offset by higher refined products sales volumes with record first quarter refining throughput. Higher Oil Sands price realizations, which benefited from narrower differentials compared to the prior year quarter, were mostly offset by lower downstream benchmark crack spreads. The Canadian dollar also weakened against the U.S. dollar in the current quarter, resulting in a foreign exchange loss on working capital items compared to a larger gain in the prior year quarter, but a benefit to upstream price realizations.

•	Net earnings were $1.689 billion ($1.36 per common share) in the first quarter of 2025, compared to $1.610 billion ($1.25 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the first quarter of 2025 and the prior year quarter were impacted by the reconciling items shown in the table above.

•	Adjusted funds from operations were $3.045 billion ($2.46 per common share) in the first quarter of 2025, compared to $3.169 billion ($2.46 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings, excluding depreciation, depletion and amortization (DD&A) expense.

o	Oil Sands adjusted funds from operations increased by $367 million compared to the prior year quarter, primarily due to higher price realizations and strong production, partially offset by a build of inventory in the latter part of the quarter.

o	Exploration and production (E&P) adjusted funds from operations decreased by $137 million compared to the prior year quarter, primarily due to an inventory build related to the timing of cargo sales as production increased compared to the prior year quarter.

o	Refining and Marketing (R&M) adjusted funds from operations decreased by $404 million compared to the prior year quarter, primarily due to lower benchmark crack spreads, partially offset by increased refinery production and sales volumes.

•	Cash flow provided by operating activities, which includes changes in non-cash working capital, decreased to $2.156 billion ($1.74 per common share) in the first quarter of 2025, compared to $2.787 billion ($2.16 per common share) in the prior year quarter.

•	Operating, selling and general (OS&G) expenses decreased to $3.297 billion in the first quarter of 2025, compared to $3.440 billion in the prior year quarter, primarily due to lower upstream sales volumes and a corresponding decrease in operating expenses as inventory was built in the latter part of the quarter, partially offset by increased mining and maintenance activity, and higher commodity input volumes

Operating Results

	Q1	Q4	Q1
(mbbls/d, unless otherwise noted)	2025	2024	2024
Upstream
Total Oil Sands bitumen production	937.3	951.5	932.1
SCO and diesel production	567.3	572.5	572.5
Inter-asset transfers and consumption	(30.7)	(28.9)	(27.5)
Upgraded production – net SCO and diesel	536.6	543.6	545.0
Bitumen production	341.7	342.6	297.9
Inter-asset transfers	(87.4)	(68.7)	(57.9)
Non-upgraded bitumen production	254.3	273.9	240.0
Total Oil Sands production	790.9	817.5	785.0
Exploration and Production	62.3	57.5	50.3
Total upstream production	853.2	875.0	835.3
Upstream sales	828.4	865.4	847.4
Downstream
Refinery utilization (%)	104	104	98
Refinery crude oil processed	482.7	486.2	455.3
Refined product sales	604.9	613.3	581.0

•	Total Oil Sands bitumen production increased to 937,300 bbls/d in the first quarter of 2025, compared to 932,100 bbls/d in the prior year quarter, and included record first quarter Firebag production.

•	The company’s net synthetic crude oil (SCO) production was 536,600 bbls/d in the first quarter of 2025, compared to an all-time record of 545,000 bbls/d in the prior year quarter and included the second highest ever quarterly upgrader utilization of 103% at Oil Sands Base and record first quarter upgrader utilization of 100% at Syncrude.

•	Non-upgraded bitumen production increased to 254,300 bbls/d in the first quarter of 2025, compared to 240,000 bbls/d in the prior year quarter, primarily due to higher upgrader availability in the prior year quarter.

•	E&P production increased to 62,300 bbls/d in the first quarter of 2025, compared to 50,300 bbls/d in the prior year quarter, primarily due to increased production at Terra Nova and Hebron.

•	Strong downstream operating performance resulted in record first quarter refinery throughput of 482,700 bbls/d and refinery utilization of 104%, compared to 455,300 bbls/d and 98%, respectively, in the prior year quarter, which was also impacted by higher planned maintenance activities.

•	Downstream achieved record first quarter refined product sales of 604,900 bbls/d in the first quarter of 2025, compared to 581,000 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and the benefit of the company’s extensive sales and retail network.

Corporate and Strategy Updates

•	Production resumes at White Rose. Production safely restarted at White Rose in the first quarter, with production returning to normal levels in the second quarter.

Corporate Guidance Updates

There have been no changes to the 2025 corporate guidance ranges previously issued on December 12, 2024.

For further details and advisories regarding Suncor’s 2025 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believe reduces comparability between periods.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	1 675	1 371	158	274	672	1 114	(215)	(539)	—	—	2 290	2 220
Adjustments for:
Depreciation, depletion, amortization and impairment	1 199	1 185	171	170	257	244	36	29	—	—	1 663	1 628
Accretion	124	126	16	16	3	3	—	—	—	—	143	145
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(14)	220	—	—	(14)	220
Change in fair value of financial instruments and trading inventory	(68)	2	(6)	3	17	25	—	—	—	—	(57)	30
Gain on disposal of assets	—	—	—	—	—	—	—	(3)	—	—	—	(3)
Share-based compensation	(86)	(171)	(6)	3	(40)	(78)	(171)	(128)	—	—	(303)	(374)
Settlement of decommissioning and restoration liabilities	(79)	(112)	(3)	(2)	(12)	(9)	—	—	—	—	(94)	(123)
Other	45	42	—	3	5	7	15	23	—	—	65	75
Current income tax expense	—	—	—	—	—	—	—	—	(648)	(649)	(648)	(649)
Adjusted funds from (used in) operations	2 810	2 443	330	467	902	1 306	(349)	(398)	(648)	(649)	3 045	3 169
Change in non-cash working capital											(889)	(382)
Cash flow provided by operating activities											2 156	2 787

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	2 810	2 443	330	467	902	1 306	(349)	(398)	(648)	(649)	3 045	3 169
Capital expenditures including capitalized interest	(749)	(995)	(209)	(142)	(180)	(168)	(7)	(6)	—	—	(1 145)	(1 311)
Free funds flow (deficit)	2 061	1 448	121	325	722	1 138	(356)	(404)	(648)	(649)	1 900	1 858

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	March 31	December 31
($ millions, except as noted)	2025	2024
Short-term debt	—	—
Current portion of long-term debt	997	997
Long-term debt	9 335	9 348
Total debt(1)	10 332	10 345
Less: Cash and cash equivalents	2 773	3 484
Net debt (1)	7 559	6 861
Shareholders’ equity	44 834	44 514
Total debt plus shareholders’ equity	55 166	54 859
Total debt to total debt plus shareholders’ equity(1) (%)	18.7	18.9
Net debt to net debt plus shareholders’ equity(1) (%)	14.4	13.4

(1)	Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom, and the anticipated return to normal production at White Rose in in the second quarter. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated February 26, 2025, Suncor’s Report to Shareholders for the First Quarter of 2025 dated May 6, 2025, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available by referring to suncor.com/FinancialReports or on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s first quarter 2025 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's first quarter results, visit suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com

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